Exhibit 2

                       President's letter to shareholders
                       (Supplement to the Annual Report)



            ANALYTICAL SURVEYS, INC (logo)

                                    JANUARY 1996
                                       UPDATE

            Dear Shareholder:

            We are very pleased to announce that subsequent to the close of fiscal 1995, Analytical Surveys, Inc. completed the acquisition of substantially all of the assets of privately-held Intelligraphics, Inc., a leading data conversion company based in Waukesha, Wisconsin. We acquired the company for $3,490,000 in cash and 230,000 shares of ASI restricted stock. Intelligraphics will now be known as Intelligraphics International, a Division of Analytical Surveys, Inc.

            Our acquisition of Intelligraphics International is significant for a number of reasons. First, with anticipated sales of more than $8 million in 1995, the new division will clearly have an important near- and long-term impact on our financial performance. While we have been very pleased with ASI's sales performance, which was up 21% to $13.5 million in fiscal 1995, the addition of Intelligraphics International will obviously accelerate that growth considerably starting in our second fiscal quarter ended March 31, 1996. We expect the new division will begin contributing to our bottom line performance in fiscal 1997.

            Intelligraphics International also is an important strategic fit with ASI, and it enhances our overall product and service offering to the utility and municipal markets. Intelligraphics International specializes in the conversion of information from utility maps and records into digital format. The company is known throughout the Geographic Information Systems (GIS) industry for its expertise in designing, building and maintaining the data systems required to operate process automation systems for GIS, automated mapping and facilities management programs.

            ASI and Intelligraphics International have enjoyed a long-standing cooperative relationship, and we have worked jointly on a number of GIS projects. By combining Intelligraphics International's service offering with our expertise in data conversion for landbase mapping applications, we can now offer one of the most comprehensive arrays of data conversion services available in the GIS industry. With such a broad service offering under one roof, we believe ASI has a clear competitive advantage over other data conversion companies.

            Intelligraphics International brings with it an extensive list of major U.S. and international customers, including Wisconsin Power and Light, Seattle City Light, Michigan Consolidated Gas, Appalachian Power, Iowa-Illinois Gas & Electric, China Light and Power, Bell South and British Telecom. By coupling Intelligraphics International's customers list with ASI's broad base of clients, both entities are now faced with considerable new business opportunities.

            As you know, ASI has established a long track record of growth (our recent performance is presented in the accompanying annual report), and Intelligraphics International shares this objective. Intelligraphics International's management team recently took a number of steps to improve efficiencies and streamline operations. Additionally, in an effort to meet growing demand for its services, Intelligraphics International has expanded its workforce to nearly 200, or approximately 65%, in the past year. We believe the combined resources of ASI and Intelligraphics International will help facilitate and accelerate the ongoing expansion of both entities.

            Our new division also will expand ASI's geographic presence. Intelligraphics International will continue to operate out of Wisconsin under the direction of its proven management team, which is led by William Nantell and David Coates. Mr. Nantell will continue as President and Chief Operating Officer of Intelligraphics International, and will report directly to me.

            Again, we are very excited about the immediate impact and long-term opportunities created by this acquisition. We made great strides in building shareholder value in fiscal 1995, and believe this move represents a major step in continuing that trend in the new year.

            I look forward to reporting on the results of your growing company in fiscal 1996.

                                     Sincerely,

                                /s/ Sidney V. Corder
                                  Sidney V. Corder
                                  President and CEO


            (The following summary information appears in a sidebar included in the original letter to shareholders:)

            INTELLIGRAPHICS INTERNATIONAL (logo)

            OVERVIEW
            Intelligraphics International is a leading data conversion company known throughout the GIS industry for its work in the utility and municipal markets. The company designs, builds and maintains the data systems required to operate process automation systems for GIS, automated mapping and facilities management programs.

            HEADQUARTERS             Waukesha, Wisconsin
            1995 REVENUE*            $ 8 million
            EMPLOYEES                Approximately 200
            SENIOR MANAGEMENT
                 William D. Nantell  President and Chief Operating
                                     Officer
                 David R. Coates     Senior Vice President of Operations

            * Estimated